Exhibit 12(a)

XEROX CREDIT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Income before income taxes	$70	$71	$89	$142	$91

Fixed Charges:
Interest Expense
Xerox debt	—	—	—	—	—
Other debt	49	54	63	127	298

Total Fixed charges	49	54	63	127	298

Earnings available for fixed charges	$119	$125	$152	$269	$389

Ratio of earnings to fixed charges (1)	2.43	2.31	2.41	2.12	1.31

(1)	The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.

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